# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QHSLab, Inc., CIK 0000856984
CUSIP: 90350R107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, Florida (FL), 33407
Date of event which requires filing of this statement: 08/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002154811

## Reporting persons
- Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 1,113,140; shared voting power 0; sole dispositive power 1,113,140; shared dispositive power 0; aggregate amount beneficially owned 1,113,140 (7.4% of the class)
- Smollar Jeremy Laurence: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,113,140; shared voting power 0; sole dispositive power 1,113,140; shared dispositive power 0; aggregate amount beneficially owned 1,113,140 (7.4% of the class)
  Comment: Comments for type of Reporting Person: Sole trustee of the Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023.

## Item 1. Issuer
Name of issuer: QHSLab, Inc.
Address of issuer's principal executive offices: 901 NORTHPOINT PARKWAY, SUITE 302, WEST PALM BEACH, FLORIDA, 33407

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed jointly by (i) The Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023 (the "Trust") and (ii) Jeremy L. Smollar, the sole trustee of the Trust (together the "Reporting Persons")
Address of principal business office or, if none, residence: 16469 Bridlewood Circle, Delray Beach, FL 33445
Citizenship: The Trust is organized under the laws of the State of Florida. Jeremy L. Smollar is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,113,140 shares of Common Stock.
Percent of class: Approximately 7.4% based on 15,032,788 shares of Common Stock outstanding, as of August 12,2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Qfor the quarter ended June 30,2026, filed with the Commission on August 12, 2026.
Sole power to vote or to direct the vote: 1,113,140
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,113,140
Shared power to dispose or to direct the disposition:
0

The Trust is the record holder of the shares reported herein. Jeremy L. Smollar, as sole trustee of the Trust,exercises sole voting and sole dispositive power over such shares. The shares reported by each Reportihng Person are the same shares and are not aggregated.

The Trust acquired the shared reported herein on August 26, 2026by distribution from the Marvin Smollar Family Trust dtd 2/13/2023 pursuant to the terms of that trust instrument and applicable estate administration procedure. No consideration was paid.

The Reporting Persons acknowledge that this Schedule 13G was not filed within the period specified by Rule 13d-1(c) and is being filed on a late basis.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jeremy L. Smollar Irrevocable Trust dtd 2/13/2023: /s/ Jeremy L. Smollar, Trustee (09/17/2026)
- Smollar Jeremy Laurence: /s/ Jeremy L. Smollar, Not Applicable (09/17/2026)